Exhibit 3.1

STATE OF NEW YORK DEPARTMENT OF STATE I hereby certify that the annexed copy for FORWARD INDUSTRIES, INC., File Number 240614000791 has been compared with the original document in the custody of the Secretary of State and that the same is true copy of said original. WITNESS my hand and official seal of the Department of State, at the City of Albany, on June 14 , 2024 . WALTER T . MOSLEY Secretary of State BRENDAN C. HUGHES Executive Deputy Secretary of State Authentication Number : 100005912399 To Verify the authenticity o f this document you may access the Division of Corporation’s Document Authentication Website at http : / / ec01p . dos.ny.go v

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CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE O F INCORPORATION

OF

FORWARD INDUSTRIES, INC.

Under Section 805 of the Business Corporation Law

1.. The current name of the corporation is: Forward Industries, Inc. The name under which the Corporation was originally formed is Progress Heat Sealing Co., Inc.

2. The original certificate of incorporation was filed with the Department of State on March 6, 1961.

3. Upon filing of this Certificate of Amendment to the Certificate of Incorporation (the “Effective Time”) the Corporation shall effect a one-for-10 reverse stock split of its issued and outstanding shares of common stock, par value $0.01 per share (“Common Stock”). The Corporation is authorized to issue 44,000,000 shares, par value $0.01, consisting of 40,000,000 shares of Common Stock and 4,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

Immediately prior to the Effective Time, (i) 10,061,185 shares of Common Stock are issued and outstanding; (ii) 100,000 shares of Series A Participating Preferred Stock, par value $0.01 (“Series A’’) are authorized with 0 shares issued or outstanding; (iii) 29,938,815 shares of Common Stock are unissued; and (iv) 4,000,000 shares of Preferred Stock are unissued. As a result of the reverse stock split, at the Effective Time, 1,006,123 shares of Common Stock shall be issued and outstanding and 38,993,877 shares of Common Stock shall be unissued, subject to adjustment due to rounding up any fractional shares which holders would be entitled to receive on account of the reverse stock split to whole shares. As a result of the reverse stock split, at the Effective Time, there will be an additional 9,055,062 shares of Common Stock unissued and a decrease of 9,055,062 shares of Common Stock issued.

The amendment effected by this certificate of amendment is as follows:

Paragraph THIRD of the Certificate of Incorporation relating to the number of shares of stock of the Company is amended to read in its entirety as follows:

“THIRD: The aggregate number of shares which the Corporation shall have authority to issue is 44,000,000, $0.01 par value per share, of which 4,000,000, par value $0.01 per share shall be designated as “preferred stock’’ and 40,000,000, par value $0.01 per share shall be designated “common stock’’.

Authority is hereby expressly granted to the Board of Directors of the Corporation from time to time to issue the preferred stock as preferred stock of any series and, in connection with the creation of each such series, to fix by the resolution or resolutions providing for the issue of shares thereof, the number of shares of such series, and the designations, relative rights, preferences, and limitations of such series, to the full extent now or hereafter permitted by the laws of the State of New York.

Effective on the acceptance date of this amendment (the “Reverse Split Date”), each 10 shares of common stock issued and outstanding immediately prior to the Reverse Split Date (referred to in this paragraph as the “Old Common Stock”) automatically and with out any action on the part of the holder thereof will be reclassified and changed into one share of new common stock, par value $0.01 per share (referred to in this paragraph as the “New Common Stock” ), subject to the treatment of fractional share interests as described below. Each holder of a certificate or certificates that immediately prior to the Reverse Split Date represented outstanding shares of Old Common Stock (the “Old Certificates”) will be entitled to receive, upon surrender of such Old Certificates to the Company for cancellation, a certificate or certificates (the “New Certificate” , whether one or more) representing the number of whole shares of the New Common Stock in to which and for which the shares of the Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Reverse Split Date, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof. Any fraction of a share of Common Stock that would otherwise have resulted from the foregoing combination shall be rounded up to the nearest whole share of Common Stock.

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If more than one Old Certificate shall be surrendered at one time for the account of the same shareholder, the number of full shares of New Common Stock for which New Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Certificates so surrendered. In the event that the Company determines that a holder of Old Certificates has not tendered all his, her or its certificates for exchange, the Company shall carry forward any fractional share until all certificates of that holder have been presented for exchange. The Old Certificates surrendered for exchange shall be properly endorsed and otherwise in proper form for transfer. From and after the Reverse Split Date, the amount of capital represented by the shares of the New Common Stock into which and for which the shares of the Old Common Stock are reclassified wider the term hereof shall be an amount equal to the product of the number of issued and outstanding share of New Common Stock and the $0.01 par value of each such share.”

FOURTH: The certificate of amendment was authorized by the vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders ..

/s/ Kathleen Weisberg	Kathleen Weisberg
6/14/2024	(Name of Signer)

Chief Financial Officer
(Title of Signer)

Filed with the NYS Department of State on 6/14/2024
Filing Number 240614000791 DOS ID: 135940

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